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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-115692

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED DECEMBER 8, 2004

3,500,000 Shares

Edge Petroleum Corporation

Common Stock

        We are selling to the underwriters 3,500,000 shares of common stock to be offered to the public at a price of $14.45 per share.

        Our common stock is quoted on the Nasdaq National Market under the symbol "EPEX." The last reported sales price of our common stock on the Nasdaq National Market on December 16, 2004 was $14.61 per share.

        Investing in our common stock involves risk. See "Risk Factors" on page S-11 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per Share	Total
Public offering price	$14.45	$50,575,000
Underwriting discount	$0.79	$2,765,000
Proceeds, before expenses, to us	$13.66	$47,810,000

        The underwriters may also purchase for 30 days from the date of this prospectus supplement up to an additional 525,000 shares of our common stock at a price of $13.66 per share to cover over-allotments.

        Delivery of the common stock will be made on or about December 21, 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Lead Managers

Johnson Rice & Company L.L.C.	Raymond James
Book Runner

The date of this prospectus supplement is December 16, 2004

Prospectus Supplement
PROSPECTUS SUPPLEMENT SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT
UNDERWRITING
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
Prospectus
ABOUT THIS PROSPECTUS
ABOUT EDGE PETROLEUM CORPORATION
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

        This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a shelf registration statement that we filed with the SEC. Under the shelf registration process, we may offer from time to time our securities up to an aggregate amount of $150,000,000, of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our common stock being offered and other information you should know before investing. This prospectus supplement also adds, updates, and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under "Where You Can Find More Information" before investing in shares of our common stock.

        You should rely only on information incorporated by reference or provided in this document or to which we have referred you. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this document is accurate as of any date other than the date on the front cover of this document.

i

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all of the information you need to consider in making an investment decision. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this prospectus supplement and the accompanying prospectus, particularly the sections entitled "Risk Factors," and the documents incorporated by reference. You should also consult with your own legal and tax advisors. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters' over-allotment option. References to "Edge," "we," "us," "our" and similar terms refer to Edge Petroleum Corporation and its consolidated subsidiaries, unless the context requires otherwise.

The Company

        We are an independent energy company engaged in the exploration, development, acquisition and production of oil and natural gas. Our oil and natural gas properties are located onshore primarily in south Texas, southeastern New Mexico, Louisiana and southern Mississippi. During 2003, we drilled 36 wells (17.9 net) with an apparent success rate of approximately 78%, which, along with three acquisitions, contributed to a 30% increase in net proved reserves over the prior year end, a 16% increase in annual production volumes and a 285% reserve replacement. Through November 30, 2004, we have drilled an additional 42 wells (24.9 net). Of the wells drilled, 31 (22.4 net) have been completed as productive and three (2.5 net) more are currently being completed and are expected to be on production by the end of the year, for an apparent success rate of approximately 81%. At November 30, 2004, our production rate was 38.7 MMcfe per day (comprised of approximately 76% natural gas, 14% natural gas liquids and 10% oil), a 47% increase over our daily production rate of 26.4 MMcfe per day at November 30, 2003.

        For the nine months ended September 30, 2004, we had revenue of $44.9 million, an increase of 89% over the first nine months of 2003, and net income of $9.6 million, an increase of 153% over the prior year period. We increased total production by 62% as compared with the first nine months of 2003, to 8.9 Bcfe. For the nine months ended September 30, 2004, we had an average realized price of $5.06 per Mcfe after the effect of hedging and derivative activities.

        At December 31, 2003, our net proved reserves were 63.9 Bcfe, with natural gas and natural gas liquids accounting for approximately 86% of those proved reserves, and 78% of total net proved reserves were classified as proved developed. As of November 30, 2004, we operated approximately 63% of our daily production.

        For the three-year period ended December 31, 2003, we participated in the drilling of 71 wells (33.8 net) with an apparent success rate of 79%. Over the same period, we increased average daily production from 17.1 MMcfe per day to 22.2 MMcfe per day, resulting in a compound annual growth rate of approximately 9%. From December 31, 2000 to December 31, 2003, our net proved reserves increased from 29.7 Bcfe to 63.9 Bcfe, resulting in a compound annual growth rate of approximately 29%. Over the same three-year period, we incurred an average finding and development cost of $1.46 per Mcfe.

        For 2004, we expect to drill a total of approximately 49 gross wells (27 net), with an average working interest of approximately 55%, and to incur $41 million in drilling capital expenditures as part of our total expected capital expenditures of $51 million. Of the 42 wells drilled through November 30, 2004, 30 wells (17.7 net) are in south Texas, 11 wells (6.9 net) are in southeastern New Mexico and one well (0.3 net) is in southern Mississippi. Of these wells, 37 wells were development wells and the remaining five wells were exploratory wells. We had three wells (0.6 net) drilling as of November 30, 2004 and during the balance of 2004, we expect to spud an additional three to four wells, comprised of two wells (1.1 net) in south Texas, and up to two wells (up to 0.4 net) in southeastern New Mexico.

However, recent heavy rains in south Texas and southeast New Mexico could delay the spudding of these additional wells.

        Assuming that we complete the Contango Asset Acquisition as described herein, we intend to drill between 50 and 55 wells (28 and 31 net, respectively) in 2005 and we estimate capital spending for drilling for the year to be approximately $50 million. If we do not complete the Contango Asset Acquisition as described herein, we intend to drill between 41 and 46 wells (23 and 26 net, respectively) in 2005 and we estimate capital spending for drilling for the year to be approximately $42 million. In addition, we have a contingent drilling program that could add up to $20 million to $25 million to this estimate. Our contingent drilling program is dependent upon certain factors, including success of various related wells, commodity pricing, obtaining certain leases and the availability of sufficient cash flow from operations to execute the program without materially increasing our debt.

        During 2003, we entered into a significant exploration project in southeastern New Mexico and also completed three acquisitions, including our merger with Miller Exploration Company which was completed in December 2003. In October 2004, we entered into an agreement to acquire oil and natural gas properties located in south Texas from Contango Oil & Gas Company, as discussed in more detail below under "Pending Contango Asset Acquisition."

        Our principal executive offices are located at 1301 Travis, Suite 2000, Houston, Texas 77002. Our telephone number is (713) 654-8960, and we maintain an Internet site at http://www.edgepet.com that contains information about our business. Information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

Business Strategy

        Our business strategy is based on the following six main elements:

Grow reserves through the drilling of a balanced portfolio of prospects

        We seek to maintain a prudent balance between higher risk/reward wells and more moderate risk/reward wells. In 2003, we drilled 36 wells (17.9 net), primarily in Texas, with 28 of those wells completed as productive for an apparent success rate of approximately 78%. This drilling program, along with three acquisitions, helped us to replace 285% of our production in 2003 and grow our year-end reserves by 30%. Our drilling program for 2004 is focused primarily in south Texas, and to a lesser extent in southeastern New Mexico. Through November 30, 2004, we have drilled an additional 42 wells (24.9 net). Of the drilled wells, 31 (22.4 net) have been successfully completed and are producing and three (2.5 net) more are currently being completed and are expected to be on production by the end of the year, for an apparent success rate of approximately 81%.

Balance exploration risk with the exploitation of existing properties and acquisitions that we believe have upside potential

        In 2003, excluding revisions, 55% of our reserve growth came from our drilling activity and 45% came from acquisitions. We seek acquisitions of proven properties that typically have exploration or exploitation upside potential. We primarily seek properties in our existing core areas, or as a means to establish new core areas. We spent considerable effort in 2003 on acquisitions, closing three transactions, and we are currently focused on the pending Contango Asset Acquisition in our core south Texas area. We continue to work diligently to identify and evaluate acquisition opportunities with the goal of identifying those that we believe would fit our strategic plan and add shareholder value.

        We believe our core drilling program has the potential to replace our production and to provide moderate reserve growth while our higher-risk drilling program and acquisitions have the potential to rapidly accelerate our growth as well as add to future drilling opportunities.

Focus on specific geographic areas where we believe we can add value

        We believe geographic focus is a critical element of success. Long-term success requires detailed knowledge of both geologic and geophysical attributes, as well as operating conditions in our chosen areas. As a result, we focus on a select number of geographic areas where our experience and strengths can be applied with a significant influence on the outcome. We believe this focus will allow us to manage a growing asset base while controlling increases in staffing and allow us to add value to additional properties while controlling incremental costs.

Integrate technological advances into our exploration, drilling, production operations and administration

        We use advanced technologies as risk reduction tools in our exploration, development, drilling and completion activities. Data analysis techniques and advanced processing techniques combined with our more traditional sub-surface interpretation techniques allow our team of technical personnel to more easily identify features, structural details and fluid contacts, that could be overlooked using less sophisticated data interpretation techniques. As of September 30, 2004, we had rights to approximately 2,500 square miles of 3-D seismic data principally located in Texas, Louisiana and Mississippi.

Maintain a conservative financial structure and control our cost structure

        We believe that a conservative financial structure is crucial to consistent, positive financial results, management of cyclical swings in our industry and the ability to move quickly to take advantage of acquisitions and attractive drilling opportunities. In order to maximize our financial flexibility, we try to maintain a total debt-to-capital ratio of less than 30%. At September 30, 2004, our debt-to-total capital ratio was 18.7%.

        We try to fund most of our ongoing capital expenditures from cash flow from operations, reserving our debt capacity for potential investment opportunities that we believe can profitably add to our program. Part of a sound financial structure is constant attention to costs, both operating and overhead costs. Over the past three years, we have worked diligently to control our operating costs and overhead costs and instituted a formal, disciplined capital budgeting process.

Use equity ownership and performance based compensation programs to attract and retain a high-quality workforce

        Following a management change in late 1998, we eliminated the previous overriding royalty compensation system and replaced it with a system designed to reward all employees through performance-based compensation that is competitive with our peers and through equity ownership. As of September 30, 2004, our directors and executive officers owned or had options to acquire an aggregate of approximately 10% of our outstanding common stock.

Pending Contango Asset Acquisition

        On October 7, 2004, we executed an Asset Purchase Agreement to acquire oil and natural gas properties located in south Texas from Contango Oil & Gas Company for a cash purchase price of approximately $50 million. However, the purchase price is subject to adjustment, among other things, for the results of operations of the Contango Assets between July 1, 2004 and closing. An initial adjustment to the purchase price will be made at closing to the extent the results of operations since July 1, 2004 are available, with a subsequent adjustment to the purchase price to be made after closing to reflect results of operations through the closing that were not available at the time the initial adjustment was made. As a result, we estimate that the purchase price, following the initial adjustment at closing, will be approximately $43 million, assuming the sale is completed on December 31, 2004, and that the final purchase price, following the subsequent adjustment after closing, will be approximately $40 million. Although we expect to finance the Contango Asset Acquisition with the proceeds of this offering, the lenders under our credit facility have conditionally agreed to increase our borrowing base in an amount that, based upon current borrowings, would allow us to purchase the Contango Assets solely with borrowings under our credit facility. See "Use of Proceeds" on page S-13 of this prospectus supplement for additional information.

        The Contango Assets, located primarily in Jim Hogg County, Texas and producing primarily from the Queen City formation, are in a geographic area that has been one of our most active and successful areas of focus in recent years. According to Contango's independent reserve engineer, at June 30, 2004, the Contango Assets represented total proved developed producing reserves of 16.0 Bcfe, with a PV-10 value of $54.3 million. As of that date, total proved developed reserves were comprised of 14.4 Bcf of natural gas and 266,000 barrels of oil. The Contango Assets include 38 non-operated producing wells with an average 68% working interest and an average 52% net revenue interest. Net production was approximately 12 MMcfe per day as of October 7, 2004, of which 90% was natural gas.

        The Contango Asset Acquisition is subject to certain closing conditions, including obtaining the approval of the sale by Contango's shareholders. The agreement provides that the closing is to be held on or before December 31, 2004, subject to an extension to a date as late as February 28, 2005 under certain circumstances. We expect the transaction to close in late December 2004. See "Risk Factors" on page S-11 of this prospectus supplement for a discussion of some risks relating to the Contango Asset Acquisition.

Pro Forma Production, Productive Well and Net Proved Reserve Information

        The following table sets forth production, productive well and net proved reserve information for Edge, the Contango Assets and on a pro forma basis. The pro forma production information assumes the Contango Asset Acquisition was effective on January 1, 2004. The pro forma productive well information assumes the Contango Asset Acquisition was effective on September 30, 2004. The pro forma net proved reserve information assumes the Contango Asset Acquisition was effective on December 31, 2003. The information in the following table is presented for illustrative purposes only. The results may have been different if we had always owned the Contango Assets or had acquired the Contango Assets on any of such dates, and the information does not purport to indicate the future results that we will experience.

	Production
			Productive Wells		Net Proved Reserves (Bcfe)
	Nine Months Ended September 30, 2004
			As of September 30, 2004
					Year Ended December 31, 2003
	Avg. Daily Net Production (MMcfe/day)	% Natural Gas(1)
			Gross	Net	Developed(2)	Undeveloped(3)	Total
EDGE
Texas	25.01	94.6	216	101.0	35.80	7.43	43.23
Louisiana	1.55	81.8	7	1.4	6.90	6.93	13.83
Mississippi	4.48	64.4	30	9.0	6.35	—	6.35
Alabama	0.03	14.3	4	0.2	0.03	—	0.03
New Mexico	0.41	63.0	7	3.6	0.10	—	0.10
Michigan	0.92	97.8	1	1.0	0.38	—	0.38

Total	32.40	89.5	265	116.2	49.56	14.36	63.92
CONTANGO ASSETS(4)
Texas	11.90	92.4	38	25.8	21.42	—	21.42

PRO FORMA	44.30	90.3	303	142.0	70.98	14.36	85.34

(1)
Includes natural gas liquids.

(2)
Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing methods and operating equipment.

(3)
Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for completion.

(4)
Derived from the report of W.D. Von Gonten & Co., independent consulting petroleum engineers for Contango, dated December 31, 2003 which was limited to the proved developed reserves within the Contango Assets as of December 31, 2003.

The Offering

Shares of common stock offered	3,500,000
Shares of common stock outstanding after this offering(1)	16,531,401
Use of proceeds
We anticipate using substantially all of the net proceeds we receive from this offering to finance the purchase of the Contango Assets. In the event the Contango Asset Acquisition does not occur, we will use the net proceeds to repay outstanding indebtedness under our credit facility and for general corporate purposes. See "Use of Proceeds" on page S-13 of this prospectus supplement.
Risk factors
Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus, and the documents we have incorporated by reference herein and therein. In particular, see "Risk Factors" on page S-11 of this prospectus supplement and page 3 of the accompanying prospectus.
Nasdaq symbol	EPEX

(1)
Based on shares of common stock outstanding as of December 16, 2004. This amount does not include 974,334 shares of common stock that may be issued pursuant to outstanding options and other awards that have been granted under our employee benefit plans.

Summary Historical and Pro Forma Condensed Financial and Operating Data

        The following table sets forth summary historical condensed financial and operating data of Edge as of and for the periods indicated, and summary pro forma condensed financial and operating data for the year ended December 31, 2003 and as of and for the nine months ended September 30, 2004. The condensed statements of operations and cash flow data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from our audited financial statements incorporated by reference into this prospectus supplement. The condensed statements of operations and cash flow data for the nine months ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2003 and 2004 are derived from our unaudited financial statements, which, in management's opinion, include all adjustments necessary for the fair presentation of our financial condition as of such date and our results of operations for such periods. Results of operations that may be achieved for the nine months ended September 30, 2004 are not necessarily indicative of the results of operations that may be achieved for the entire year or any future period.

        The summary pro forma financial data set forth below is derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus supplement and should be read in conjunction with those statements including the notes thereto. We expect to ultimately finance the purchase of the Contango Assets with proceeds from this offering and do not anticipate borrowing any amounts under our credit facility to fund the estimated $40 million final purchase price. However, the lenders under our credit facility have conditionally agreed that our borrowing base will increase to approximately $65 million upon consummation of our acquisition of the Contango Assets. We are presenting on a pro forma basis the incurrence of indebtedness under an expanded line of credit to finance the entire purchase price, rather than presenting the effects of financing the purchase price with the proceeds of this offering, because our obligation to purchase the Contango Assets for the cash purchase price is not contingent upon a successful offering. Accordingly, the summary pro forma condensed financial data combines the historical consolidated balance sheets and statements of operations for Edge and the historical financial statements for the Contango Assets discussed below and gives effect to (i) an increase in borrowings on our line of credit to finance the Contango Asset Acquisition, and (ii) our acquisition of the Contango Assets and the expenses related thereto. Note 1 to the summary pro forma financial data below sets forth certain of the pro forma information assuming the Contango Asset Acquisition is financed entirely with proceeds from this offering and not with additional borrowings under our credit facility.

        The historical financial statements for the Contango Assets used in the preparation of the pro forma condensed consolidated financial statements consist of an audited statement of revenues and direct operating expenses for the Contango Assets for the year ended December 31, 2003 and an unaudited statement of revenues and direct operating expenses for the Contango Assets for the nine months ended September 30, 2004.

        The summary pro forma condensed financial data is based on the following assumptions and adjustments:

  •
  the statement of operations data assumes that the acquisition of the Contango Assets was effective on January 1, 2003;

  •
  the balance sheet data assumes that the acquisition of the Contango Assets was effective on September 30, 2004; and

  •
  the balance sheet and statement of operations data reflect borrowings under an expanded line of credit to fund the purchase price of the Contango Assets.

        The summary pro forma condensed operating data combines the historical operating data of Edge and the Contango Assets and gives effect to the acquisition of the Contango Assets. The pro forma average daily net production data, average pre-hedge sales prices and average post-hedge sales prices assume that the Contango Asset Acquisition was effective on January 1, 2003. The pro forma net proved reserve information assumes that the Contango Asset Acquisition was effective on December 31, 2003.

        The summary pro forma condensed financial and operating data is presented for illustrative purposes only. The results may have been different if we had always owned the Contango Assets or if we had acquired the Contango Assets as of any of the dates indicated above, and the results do not purport to indicate the future results that we will experience.

        The following information should be read together with "Unaudited Pro Forma Condensed Consolidated Financial Information" included elsewhere in this prospectus supplement, and the historical financial statements and related notes of Edge and the Contango Assets and the "Management's Discussion and Analysis of Financial Condition and Results of Operation" of Edge incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Historical
						Pro Forma for the Contango Asset Acquisition(1)
	Nine Months Ended September 30,		Year Ended December 31,
						Nine Months Ended September 30, 2004
							Year Ended December 31, 2003
	2004	2003	2003	2002	2001(2)
	(Unaudited)					(Unaudited)
	(In thousands, except per share amounts)
Financial Data
STATEMENT OF OPERATIONS DATA:
Oil and natural gas revenue(3)	$44,905	$23,728	$33,926	$20,911	$29,811	$64,344	$65,172
Operating expenses:
Oil and natural gas operating expenses including production and ad valorem taxes	6,748	3,346	5,116	3,831	5,001	9,109	9,958
Depletion, depreciation, amortization and accretion(4)	15,830	9,335	13,577	10,427	9,378	20,768	21,353
Litigation settlement	—	—	—	—	3,547	—	—
General and administrative expenses:
Deferred compensation expense—repriced options(5)	1,295	—	1,219	4	(850)	1,295	1,219
Deferred compensation expense—restricted stock(5)	355	270	372	399	353	355	372
Other general and administrative expenses	5,476	3,844	5,541	4,826	5,038	5,476	5,540

Total operating expenses	29,704	16,795	25,825	19,487	22,467	37,003	38,442

Operating income	15,201	6,933	8,101	1,424	7,344	27,341	26,730
Interest expense, net of amounts capitalized	(242)	(470)	(679)	(144)	(114)	(654)	(1,738)
Interest income	16	13	17	27	128	16	17
Amortization of deferred loan costs	(106)	—	—	(84)	(101)	(106)	—

Income before income taxes and cumulative effect of accounting change	14,869	6,476	7,439	1,223	7,257	26,597	25,009
Income tax (expense) benefit	(5,240)	(2,313)	(2,731)	(473)	819	(9,345)	(8,881)

Income before cumulative effect of accounting change	9,629	4,163	4,708	750	8,076	17,252	16,128
Cumulative effect of accounting change(4)	—	(358)	(358)	—	—	—	(358)

Net income	$9,629	$3,805	$4,350	$750	$8,076	$17,252	$15,770

Basic earnings per share:
Income before cumulative effect of accounting change	$0.75	$0.44	$0.48	$0.08	$0.87	$1.34	$1.65
Cumulative effect of accounting change	—	(0.04)	(0.03)	—	—	—	(0.03)

Basic earnings per share	$0.75	$0.40	$0.45	$0.08	$0.87	$1.34	$1.62

Diluted earnings per share:
Income before cumulative effect of accounting change	$0.71	$0.43	$0.47	$0.08	$0.83	$1.28	$1.61
Cumulative effect of accounting change	—	(0.04)	(0.03)	—	—	—	(0.03)

Diluted earnings per share	$0.71	$0.39	$0.44	$0.08	$0.83	$1.28	$1.58

Basic weighted average number of shares outstanding	12,889	9,489	9,726	9,384	9,281	12,889	9,726
Diluted weighted average number of shares outstanding	13,507	9,698	9,988	9,606	9,728	13,507	9,988

	Historical
						Pro Forma for the Contango Asset Acquisition(1)
	Nine Months Ended September 30,		Year Ended December 31,
						Nine Months Ended September 30, 2004
							Year Ended December 31, 2003
	2004	2003	2003	2002	2001(2)
	(Unaudited)					(Unaudited)
	(In thousands)
CASH FLOW DATA:
Net cash provided by operating activities	$40,487	$16,297	$23,898	$10,408	$22,151	N/A	N/A

Capital expenditures	$(42,111)	$(25,532)	$(33,560)	$(19,610)	$(28,989)	N/A	N/A
Other investing activities	45	330	5,490	355	—	N/A	N/A

Net cash used in investing activities	$(42,066)	$(25,202)	$(28,070)	$(19,255)	$(28,989)	N/A	N/A

Net cash provided by financing activities	$2,745	$9,585	$2,931	$10,623	$7,383	N/A	N/A

	Historical					Pro Forma for the Contango Asset Acquisition(1)
	Nine Months Ended September 30,
			Year Ended December 31,
						Nine Months Ended September 30, 2004
	2004	2003	2003	2002	2001(2)
	(Unaudited)					(Unaudited)
	(In thousands)
BALANCE SHEET DATA:
Working capital	$(6,285)	$4,487	$948	$3,310	$682	$(6,466)
Property and equipment, net	124,407	92,416	97,981	75,682	66,853	165,007
Total assets	145,686	105,769	118,012	85,576	76,024	186,285
Long-term debt, including current maturities	22,000	30,000	21,000	20,500	10,000	62,000
Stockholders' equity	95,522	63,503	82,011	58,533	58,099	95,522

(1)
Assuming the completion of this offering of common stock, we would utilize the net proceeds thereof to finance the Contango Asset Acquisition instead of borrowings on our expanded line of credit. Therefore, basic and diluted weighted average shares outstanding would increase by 3,500,000 shares of common stock. The stock offering would change the pro forma earnings per share data for the nine months ended September 30, 2004 and year ended December 31, 2003 to be as follows: basic earnings per share of $1.07 and $1.24, respectively, and diluted earnings per share of $1.03 and $1.22, respectively.

(2)
As discussed in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement, effective January 1, 2001, we changed our method of accounting for derivative instruments.

(3)
Includes losses from hedging and derivative activities.

(4)
As discussed in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement, effective January 1, 2003, we changed our method of accounting for asset retirement obligations.

(5)
Deferred compensation expense includes the amortization of compensation costs related to restricted stock grants and the non-cash charge or credit related to requirements under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation." At December 31, 2000, December 31, 2002, December 31, 2003 and September 30, 2004, a charge was required under FIN 44 because the daily average market price of our stock exceeded the strike price of certain options at that date. At December 31, 2001, our daily average market price was below the strike price of these options and as a result, a credit was required to reduce compensation expense except as it related to repriced options exercised in 2001. During 2002, certain options and restricted stock were allowed to vest earlier than the original vesting date as part of a termination agreement. A charge under FIN 44 was required related to these transactions.

	Historical					Pro Forma for the Contango Asset Acquisition
	Nine Months Ended September 30,
			Year Ended December 31,			Nine Months Ended September 30, 2004
							Year Ended December 31, 2003
	2004	2003	2003	2002	2001
Operating and Other Data:
Average Daily Net Production:
Natural gas (Mcf per day)	24,810	15,370	17,233	14,428	16,983	35,186	30,465
Natural gas liquids (Bbls per day)	697	482	487	442	125	697	487
Oil and condensate (Bbls per day)	570	310	336	327	317	771	613
Total average daily production (Mcfe per day)	32,412	20,122	22,171	19,042	19,635	43,994	37,065
Average Pre-Hedge Sales Prices:
Natural gas ($ per Mcf)	$5.67	$5.59	$5.14	$3.20	$4.38	$5.80	$5.45
Natural gas liquids ($ per Bbl)	15.40	12.88	12.37	10.31	17.74	15.40	12.37
Oil and condensate ($ per Bbl)	36.70	32.47	31.48	22.88	23.94	36.93	30.71
Natural gas equivalent ($ per Mcfe)	5.32	5.08	4.74	3.06	4.29	5.53	5.15
Average Post-Hedge Sales Prices:
Natural gas ($ per Mcf)	$5.58	$4.59	$4.43	$3.14	$4.23	$5.73	$5.04
Natural gas liquids ($ per Bbl)	15.40	12.88	12.37	10.31	17.74	15.40	12.37
Oil and condensate ($ per Bbl)	26.03	32.47	31.48	22.88	23.94	29.05	30.71
Natural gas equivalent ($ per Mcfe)	5.06	4.32	4.19	3.01	4.16	5.34	4.82
Average Costs and Expenses:
Oil and natural gas operating expenses (per Mcfe)(1)	$0.76	$0.61	$0.63	$0.55	$0.70	$0.76	$0.74
Depreciation, depletion, amortization and accretion (per Mcfe)(2)	1.78	1.70	1.68	1.50	1.31	1.72	1.58
General and administrative expenses (per Mcfe)	0.80	0.75	0.88	0.75	0.63	0.59	0.53
Net Proved Reserves (at end of period):
Natural gas (MMcf)	—	—	46,824	34,980	38,934	—	66,340
Oil, including condensate and natural gas liquids (MBbls)	—	—	2,851	2,342	978	—	3,168
Total net proved reserves (MMcfe)	—	—	63,930	49,032	44,802	—	85,348

(1)
Includes direct lifting costs (labor, repairs and maintenance, materials and supplies), expensed workover costs and the administrative costs of production offices, insurance, and production and ad valorem taxes.

(2)
As discussed in the notes to our consolidated financial statements incorporated by reference into this prospectus supplement, effective January 1, 2003, we changed our method of accounting for asset retirement obligations.

RISK FACTORS

        You should consider carefully the risk factors discussed below and in "Risk Factors" beginning on page 3 of the accompanying prospectus, as well as all other information in this prospectus supplement and the accompanying prospectus before you decide to purchase any shares of our common stock. Investing in shares of our common stock is speculative and involves significant risk. Any of the risks described in this prospectus supplement or the accompanying prospectus could impair our business, financial condition and operating results, could cause the trading price of our shares of common stock to decline or could result in a partial or total loss of your investment.

        We may not complete our proposed acquisition of the Contango Assets. If we do not complete the acquisition, the price of our common stock may decline and the net proceeds we receive from this offering will not be used in the manner anticipated and may not be used in a manner as beneficial to us.

        The completion of the acquisition of the Contango Assets is subject to numerous conditions, including, among other things, that:

  •
  the approval of the sale by Contango's shareholders is obtained;

  •
  consents to assign are obtained or are not applicable with respect to Contango wells having allocated values, in the aggregate, of at least 80% of the purchase price;

  •
  no event occurs that causes or is reasonably likely to cause, individually or in the aggregate with all other events, a reduction in value of any single well included in the Contango Assets or group of wells in an amount in excess of $500,000; and

  •
  the purchase price is not reduced by more than $5 million in the aggregate due to adjustments for title or environmental defects or on account of the failure to obtain consents to assign.

        If one or more of the conditions to closing are not satisfied, the acquisition may not be completed. Some of these conditions are beyond our control. Some of these conditions are in part within our control or the control of Contango, and we or Contango may elect not to take actions necessary to satisfy these conditions. There is an additional condition to closing, which has already been satisfied, that waivers of rights of first refusal ("preferential rights") with respect to Contango wells having allocated values, in the aggregate, of at least 80% of the purchase price, be received.

        In addition, even if all of the conditions to closing are satisfied, either we or Contango may elect not to close the transaction upon payment to the other party of up to $2.0 million in liquidated damages, with no further obligations under the agreement. Accordingly, if either we or Contango determine, for any reason, that it is no longer desirable to consummate the transaction, the agreement may be terminated without the consent of the other party and without recourse, aside from the liquidated damages payment. Contango might decide not to proceed with the transaction because it receives a competing offer or decides it would prefer to keep the Contango Assets or for other reasons.

        It is possible that we will not complete the acquisition or that the acquisition will be delayed beyond the expected closing date in late December 2004. If we do not complete the acquisition, we will not have the opportunity to develop the Contango Assets and to attempt to realize the benefits we believe the acquisition will afford us. If we do not complete the acquisition, the price of our common stock may decline. In addition, if we do not complete the acquisition, the net proceeds we receive from this offering will not be used to purchase a portion or all of the Contango Assets and such net proceeds may be used for purposes which are not as beneficial to us as the acquisition may have been.

        We may not acquire all of the Contango Assets to the extent that consents to assignment of particular assets are not obtained or assets are subject to environmental or title defects. If we do not acquire all of the Contango Assets, our results following the acquisition may not be as expected and our potential opportunities relating to the acquired assets may be more limited than anticipated.

        Most of the Contango Assets may not be assigned without the consents of third parties. If a consent to assign is not obtained, then, at Contango's election, either the asset involved will not be conveyed at closing and the purchase price will be reduced by the allocated value of that asset or the asset will be conveyed at closing and Contango will indemnify us against any loss arising out of the failure to obtain the consent. In addition, if an asset suffers from a specified level of environmental or title defects, Contango may elect not to convey that asset at closing and the purchase price will be reduced accordingly. If the adjustments resulting from these provisions result in a reduction of the purchase price of more than $5.0 million in the aggregate, then either we or Contango may elect not to close. If there are adjustments, but such adjustments in the aggregate are equal to or less than $5.0 million, or such adjustments are greater than $5.0 million in the aggregate but both parties desire to proceed with the closing, we will close but will not acquire all of the Contango Assets. If we do not acquire all of the Contango Assets, we will not hold all of the assets that are reflected in the pro forma financial statements and operating and other data and elsewhere in this prospectus supplement. Accordingly, our results, on a pro forma basis, may not be as good as set forth in the pro forma financial information and operating and other data in this prospectus supplement. In addition, to the extent we do not acquire all of the Contango Assets, one or more of the opportunities we believe exist and intend to pursue through the acquisition of the Contango Assets may not be available to us.

        If our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

        The Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules generally requiring each public company to include a report of management on the company's internal controls over financial reporting in its annual report on Form 10-K that contains an assessment by management of the effectiveness of the company's internal controls over financial reporting. In addition, each public company's independent registered public accounting firm must attest to and report on management's assessment of the effectiveness of its internal controls over financial reporting. This requirement will first apply to annual reports on Form 10-K for the year ending December 31, 2004.

        On December 7, 2004, the audit committee of our Board of Directors received a letter from our independent registered public accounting firm notifying the audit committee that (1) based on its discussion with management, our independent public accountant believes that we face a possible risk of not completing our assessment on a timely basis, (2) our independent registered public accounting firm believes it may not have sufficient time to perform the necessary procedures by December 31, 2004 in order to confirm that certain control procedures and activities exist at that date, (3) if our independent registered public accounting firm is not able to complete certain procedures by December 31, 2004, we may be compelled to issue a disclaimer of an opinion as to whether certain of our policies and procedures existed as of that date, and (4) if the independent registered public accounting firm finds deficiencies, significant deficiencies or material weaknesses subsequent to year end, we will have no opportunity to remediate these conditions. In the event any of these risks is realized, our independent registered public accounting firm may not be able to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting. Although, we cannot predict what impact, if any, these possible events will have on us since such assessment and reporting under Sarbanes-Oxley Act Section 404 have not previously been required, it is possible that this could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $47.5 million from this offering, after deducting underwriting discounts and commissions and the estimated expenses of the offering. We expect to ultimately apply substantially all of the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters' over allotment option, to the purchase of the Contango Assets. Pending the closing of the Contango Asset Acquisition, we will use the net proceeds we receive from this offering to temporarily reduce indebtedness under our credit facility or invest in cash and cash equivalents, or a combination of both. The purchase price for the Contango Assets at closing is subject to adjustment for the results of operations (to the extent available) after July 1, 2004. As a result, we estimate that the purchase price, as adjusted at closing, will be approximately $43 million, assuming the sale is completed on December 31, 2004. The adjustment at closing for results of operations is only to the extent the results of operations are available at the time of closing. Assuming a December 31, 2004 closing, results of operations are anticipated to be available through October 31, 2004. The purchase price will be further adjusted following closing for the remaining results of operations through the closing date, and as a result, we anticipate that, assuming current production rates and sales prices continue, the final purchase price, after all adjustments, will be approximately $40 million. To the extent the net proceeds from this offering exceed the purchase price for the Contango Assets, we will use the balance to reduce indebtedness under our credit facility or for general corporate purposes. If the Contango Asset Acquisition does not occur, we will use the net proceeds to reduce outstanding indebtedness under our credit facility and for general corporate purposes.

        Our credit facility permits borrowings up to the lesser of (i) the borrowing base and (ii) $100 million. Borrowings under the credit facility bear interest at a rate equal to prime plus 0.50% or LIBOR plus 2.25%. At September 30, 2004, the interest rate applied to our outstanding balance was 4.06%. Amounts outstanding under our credit facility were incurred for acquisitions and general corporate purposes. Our borrowing base as of November 1, 2004 was $48 million, against which we had $22 million of outstanding indebtedness and $26 million of available borrowing capacity on such date. The lenders under our credit facility have conditionally agreed that our borrowing base will increase to $65 million upon the consummation of our acquisition of the Contango Assets. We expect to redetermine our borrowing base in April 2005 and semiannually thereafter. Our credit facility matures on December 31, 2006 and is secured by substantially all of our assets.

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of September 30, 2004, on an actual basis and a pro forma basis to give effect to our purchase of the Contango Assets for an anticipated final adjusted purchase price of $40 million cash, assuming we finance the Contango Asset Acquisition with the additional borrowings under our credit facility. We expect however, to ultimately finance the purchase with proceeds from this offering and do not anticipate borrowing any amounts under our credit facility to fund the estimated $40 million final adjusted purchase price. Accordingly, the "Adjustments" column below reflects the adjustments to the pro forma amounts to reflect the financing of the Contango Asset Acquisition with the proceeds of this offering and not borrowings under the credit facility. The "Pro Forma, as Adjusted" column below sets forth our capitalization pro forma for the Contango Asset Acquisition, as adjusted for this offering as the sole source of financing for such acquisition.

        You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and other financial data, included elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2004
	Actual	Pro Forma	Adjustments(2)	Pro Forma, As Adjusted
	(Unaudited) (In thousands)
Long-term debt, including current maturities	$22,000	$62,000	$(40,000)	$22,000
Stockholders' Equity:
Preferred Stock, $0.01 par value; 5,000,000 shares authorized, none issued and outstanding	—	—	—	—
Common Stock, $0.01 par value; 25,000,000 shares authorized, 13,012,740 shares issued and outstanding, or 16,512,740 shares issued and outstanding, pro forma, as adjusted(1)	130	130	35	165
Additional paid-in capital	79,640	79,640	47,426	127,066
Accumulated other comprehensive income	(843)	(843)	—	(843)
Retained earnings	16,595	16,595	—	16,595

TOTAL STOCKHOLDERS' EQUITY	95,522	95,522	47,461	142,983

TOTAL CAPITALIZATION	$117,522	$157,522	$7,461	$164,983

(1)
Share amounts do not include, as of September 30, 2004, (i) 991,780 shares of common stock that may be issued pursuant to outstanding options and other awards that have been granted under our employee benefit plans and (ii) warrants to purchase shares of common stock that expired without exercise on December 7, 2004.

(2)
Adjustments reflect net proceeds from the offering replacing the borrowings, with the excess over the borrowing increasing cash on hand until final determination of use is made.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "EPEX." The following table sets forth, on a per share basis for each period indicated, the range of high and low sales price of our common stock as reported by the Nasdaq National Market during each such period.

	Common Stock
	High	Low
Fiscal Year 2002:
First Quarter	$6.00	$4.55
Second Quarter	6.70	4.75
Third Quarter	5.40	3.88
Fourth Quarter	4.30	2.30
Fiscal Year 2003:
First Quarter	$4.80	$3.55
Second Quarter	6.36	3.75
Third Quarter	7.10	4.70
Fourth Quarter	11.40	5.89
Fiscal Year 2004:
First Quarter	$15.50	$8.40
Second Quarter	18.59	12.44
Third Quarter	19.81	13.07
Fourth Quarter (through December 16, 2004)	18.93	13.15

        On December 16, 2004, the closing price of our common stock as reported by the Nasdaq National Market was $14.61 per share. On that date, there were approximately 254 holders of record of our common stock.

DIVIDEND POLICY

        We have not historically paid dividends, cash or otherwise, and do not intend to do so in the foreseeable future. In addition, our current credit facility contains restrictions and limitations on paying cash dividends on our common stock. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Background

        The following unaudited pro forma condensed consolidated financial statements and related notes have been prepared to show the effect of the pending acquisition of the Contango Assets. The Contango Assets are comprised primarily of interests in 38 onshore producing natural gas and oil wells, located in Jim Hogg and Brooks counties, Texas. Completion of the Contango Asset Acquisition is subject to, among other things, the voting approval of the sale by the Contango stockholders.

        On October 7, 2004, we executed an Asset Purchase Agreement to acquire the Contango Assets for a cash price of approximately $50 million. However, the purchase price is subject to adjustment, among other things, for the results of operations of the Contango Assets between July 1, 2004 and closing. As a result, we estimate that the purchase price, following the initial adjustment at closing, will be approximately $43 million, assuming the sale is completed on December 31, 2004, and the final purchase price, following the post-closing adjustment, will be approximately $40 million. We have assumed a purchase price of $40 million for purposes of these unaudited pro forma condensed consolidated financial statements.

        We expect that total proceeds from this offering, after underwriting discounts and commissions and expenses, will be approximately $47.5 million. We expect to ultimately finance the purchase of the Contango Assets with proceeds from this offering and do not anticipate borrowing any amounts under our credit facility to fund the estimated $40 million final purchase price. However, the lenders under our credit facility have conditionally agreed that our borrowing base will increase to approximately $65 million upon consummation of our acquisition of the Contango Assets. We are presenting on a pro forma basis the incurrence of indebtedness under an expanded line of credit to finance the entire purchase price, rather than presenting the effects of financing the purchase price with the proceeds of this offering, because our obligation to purchase the Contango Assets for the cash purchase price is not contingent upon a successful offering. Accordingly, the pro forma condensed consolidated financial statements give effect to (i) an increase in borrowings under our line of credit to finance the Contango Asset Acquisition, and (ii) our acquisition of the Contango Assets and the expenses related thereto.

Sources of Information and Basis of Presentation

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 is derived from the audited consolidated financial statements of Edge for the year ended December 31, 2003, the audited statement of revenues and direct operating expenses for the Contango Assets for the year ended December 31, 2003 and the adjustments and assumptions described below. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2004 and the unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 are based on our unaudited financial statements as of and for the nine months ended September 30, 2004, the unaudited statement of revenues and direct operating expenses for the Contango Assets for the nine months ended September 30, 2004, and the adjustments and assumptions described below.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes thereto, our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and the statements of revenues and direct operating expenses for the Contango Assets, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Pro forma data are based on assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed consolidated financial statements. Certain information (including substantial footnote disclosures) included in the annual and quarterly historical financial statements has been excluded in these condensed pro forma financial statements. The pro forma data presented is not necessarily indicative of the financial results that would have been attained had the offering and Contango Asset Acquisition occurred on the dates referenced above, and should not be viewed as indicative of operations in future periods.

How the Pro Forma Financial Statements Were Prepared

        The pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and for the nine-month period ended September 30, 2004 were each prepared without audit assuming we completed the offering and acquired the Contango Assets on January 1, 2003. Certain reclassifications of the historical amounts reported by Contango were made to facilitate combining their results with ours. Our fiscal year end is December 31, whereas Contango's fiscal year end is June 30, therefore certain adjustments were necessary to present the revenues and direct operating expenses of the Contango Assets on a comparable basis to Edge. In order to shift the fiscal periods of the Contango Assets, Contango's calendar year quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 were added together to present the nine months ended September 30, 2004.

        The Contango Assets were not accounted for or operated as a separate division by Contango. Certain costs, such as depreciation, depletion and amortization ("DD&A"), accretion expense, general and administrative expenses, and corporate income taxes were not allocated to the individual properties comprising the Contango Assets. Also, Contango has historically utilized the successful efforts method of accounting for oil and gas activities, while we use the full cost method. Under the successful-efforts method, costs such as geological and geophysical ("G&G"), exploratory dry holes and delay rentals are expensed as incurred whereas under the full-cost method these types of charges would be capitalized to their respective full-cost pool. Accordingly, exploration expenses, which are recorded under the successful efforts method, are not applicable to our presentation. Full separate financial statements prepared in accordance with accounting principles generally accepted in the United States do not exist for the Contango Assets and are not practicable to obtain in these circumstances. Therefore, on a historical basis, we are presenting only the revenues and direct operating expenses for the Contango Assets. This presentation excludes all other historical expenses and therefore no operating income or net income is presented for the Contango Assets on a historical basis. Certain estimates and judgments were made in preparing the pro forma adjustments as discussed in the notes, including as to the incremental expenses associated with the Contango Assets. With these adjustments, the pro forma statements of operations represent only an estimate of combining our historical results and those of the Contango Assets. The statements do not consider nonrecurring items included in the historical financial statements, such as the cumulative effects of changes in accounting principles.

        For the purposes of these pro forma condensed consolidated financial statements, we are presenting the Contango Asset Acquisition on a pro forma basis assuming we incur indebtedness under our credit facility to finance the entire purchase price. Accordingly, the pro forma condensed consolidated statements of operations reflect interest expense assuming we had approximately $40 million of additional indebtedness outstanding under our credit facility, reduced quarterly by the added cash flows generated by these assets, for the periods presented.

        The pro forma condensed consolidated balance sheet was prepared without audit assuming we acquired the Contango Assets on September 30, 2004. Assuming a December 31, 2004 closing date, we expect that the final adjusted purchase price will be reduced from the original $50 million to approximately $40 million, plus other direct transaction costs of $175,000. This preliminary estimate of the total cost of the Contango Asset Acquisition is allocated to property, with approximately $5 million allocated to unevaluated property. We will also record amounts for asset retirement obligations related to plugging and abandoning these properties. For the purposes of the pro forma condensed consolidated balance sheet, we are presenting the Contango Asset Acquisition on a pro forma basis, assuming we incur additional indebtedness under our credit facility to finance the entire purchase price.

The effects of these transactions are reflected in the unaudited pro forma condensed consolidated balance sheet.

        This unaudited pro forma condensed consolidated balance sheet is based on management's preliminary estimates of acquired fair values, and the costs related to the Contango Asset Acquisition. The purchase price is subject to purchase price adjustments, including for the results of operations of the Contango Assets between July 1, 2004 and closing. As a result, when the Contango Asset Acquisition is completed, the purchase price may be different than this preliminary estimate. The transaction costs could also differ from the preliminary estimates used here. For these reasons, the actual purchase price and purchase price allocation will differ from the amounts presented herein.

        The unaudited pro forma financial information is presented for illustrative purposes and does not purport to present what our financial position or results of operations would have been had we completed the offering and acquired the Contango Assets on the dates indicated. They also cannot be relied upon as a projection of future results. The unaudited pro forma financial information should be read in conjunction with our historical financial statements, which are incorporated by reference in, and included in the exhibits of this filing.

EDGE PETROLEUM CORPORATION
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

	Edge Historical	Acquisition Historical	Pro Forma Adjustments		Pro Forma
REVENUES:
Natural gas and oil sales	$38,381,597	$31,246,545	$—		$69,628,142
Loss from hedging and derivative activities	(4,455,590)	—	—		(4,455,590)

Total revenues	33,926,007	31,246,545	—		65,172,552

EXPENSES:
Oil and natural gas operating expenses including production and ad valorem taxes	5,115,794	4,841,654	—		9,957,448
Depreciation, depletion, amortization and accretion	13,577,279	—	7,775,987	(a)	21,353,266
Deferred compensation expense—restricted stock	372,151	—	—		372,151
Deferred compensation expense—repriced options	1,219,349	—	—		1,219,349
Other general and administrative expenses	5,540,140	—	—	(b)	5,540,140

Total operating expenses	25,824,713	4,841,654	7,775,987		38,442,354

INCOME (LOSS) FROM OPERATIONS	8,101,294	26,404,891	(7,775,987)		26,730,198
Interest expense, net of amounts capitalized	(678,805)	—	(1,059,284	)(c)	(1,738,089)
Interest income	16,518	—	—		16,518

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	7,439,007	26,404,891	(8,835,271)		25,008,627
Income tax (expense)	(2,731,132)	—	(6,149,367	)(d)	(8,880,499)

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	4,707,875	26,404,891	(14,984,638)		16,128,128
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(357,825)	—	—		(357,825)

NET INCOME	$4,350,050	$26,404,891	$(14,984,638)		$15,770,303

BASIC EARNINGS PER SHARE:
Income before cumulative effect of accounting change	$0.48			(e)	$1.65
Cumulative effect of accounting change	(0.03)			(e)	(0.03)

Net income	$0.45			(e)	$1.62

DILUTED EARNINGS PER SHARE:
Income before cumulative effect of accounting change	$0.47			(e)	$1.61
Cumulative effect of accounting change	(0.03)			(e)	(0.03)

Net income	$0.44			(e)	$1.58

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	9,726,140			(e)	9,726,140

Diluted	9,987,551			(e)	9,987,551

The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

EDGE PETROLEUM CORPORATION
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2004

	Edge Historical	Acquisition Historical	Pro Forma Adjustments		Pro Forma
REVENUES:
Natural gas and oil sales	$47,203,800	$19,439,355	$—		$66,643,155
Loss on hedging and derivative activities	(2,299,274)	—	—		(2,299,274)

Total revenues	44,904,526	19,439,355	—		64,343,881

EXPENSES:
Oil and natural gas operating expenses including production and ad valorem taxes	6,748,014	2,361,870	—		9,109,884
Depreciation, depletion, amortization and accretion	15,830,248	—	4,937,611	(a)	20,767,859
Deferred compensation expense—restricted stock	354,600	—	—		354,600
Deferred compensation expense—repriced options	1,294,677	—	—		1,294,677
Other general and administrative expenses	5,476,342	—	—	(b)	5,476,342

Total operating expenses	29,703,881	2,361,870	4,937,611		37,003,362

INCOME (LOSS) FROM OPERATIONS	15,200,645	17,077,485	(4,937,611)		27,340,519
Interest expense	(241,887)	—	(411,788	)(c)	(653,675)
Amortization of deferred loan costs	(106,332)	—	—		(106,332)
Interest income	16,118	—	—		16,118

INCOME (LOSS) BEFORE INCOME TAXES	14,868,544	17,077,485	(5,349,399)		26,596,630
Income tax expense	(5,239,675)	—	(4,104,830	)(d)	(9,344,505)

NET INCOME	$9,628,869	$17,077,485	$(9,454,229)		$17,252,125

NET INCOME PER SHARE:
Basic	$0.75			(e)	$1.34

Diluted	$0.71			(e)	$1.28

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	12,889,109			(e)	12,889,109

Diluted	13,506,831			(e)	13,506,831

The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

EDGE PETROLEUM CORPORATION
UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET

As of September 30, 2004

	Edge Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$2,492,606	$—		$2,492,606
Other current assets	17,677,303	—		17,677,303
Net property and equipment	124,407,453	40,000,000 424,128 175,000	(1) (2) (3)	165,006,581
Other assets	1,108,644	—		1,108,644

TOTAL ASSETS	$145,686,006	$40,599,128		$186,285,134

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$26,454,822	$175,000 6,504	(3) (2)	$26,636,326
Long-term debt	22,000,000	40,000,000	(1)	62,000,000
Other noncurrent liabilities	1,708,711	417,624	(2)	2,126,335

Total liabilities	50,163,533	40,599,128		90,762,661
Shareholders' equity	95,522,473	—	(1)	95,522,473

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$145,686,006	$40,599,128		$186,285,134

The accompanying notes to unaudited pro forma condensed consolidated financial statements are an integral part of these statements.

EDGE PETROLEUM CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

Summary of Pro Forma Adjustments

        The unaudited pro forma condensed consolidated statements of operations reflect the following adjustments:

  a.
  Record incremental depreciation, depletion and amortization expense ("DD&A") using the units-of-production method, resulting from the purchase of the Contango Assets. Also record incremental accretion expense resulting from the liability we will record for asset retirement obligations ("ARO") in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations.

  b.
  No incremental general and administrative costs related to this acquisition have been included as general and administrative costs and are not expected to increase above current levels. The Contango Assets are operated by a single operator. As a result, a very minimal amount of our internal resources will be used to oversee the Contango Assets and accordingly we believe that the impact from the Contango Asset Acquisition on our total general and administrative expenses will be minimal.

  c.
  Record interest expense on and related expenses of increased borrowings, assuming an additional $40 million is borrowed under our credit facility to finance the Contango Asset Acquisition. Under applicable rules, this pro forma presentation may not give effect to the offering, therefore we are reflecting the interest expense we would have incurred in these periods had the Contango Asset Acquisition been funded by additional borrowings under our line of credit. The interest rate applied to the year ended December 31, 2003 is 4.02% and the interest rate applied to the nine months ended September 30, 2004 is 4.17% on an initial $40 million as reduced quarterly by increased cash flows, less amounts capitalized on the unevaluated allocation.

  d.
  Record a pro forma income tax expense adjustment using the applicable federal statutory income tax rate of 35 percent, based on the pro forma change in income before income taxes.

  e.
  Pro forma basic and diluted earnings per share and weighted average common shares outstanding do not give effect to the 3,500,000 shares to be issued in this offering. In addition, the underwriters have an option to purchase an additional 525,000 shares. Giving effect to the issuance of shares in this offering would have a substantial dilutive effect on pro forma earnings per share for the periods presented. Assuming the completion of this offering of common stock, we would utilize the proceeds thereof to entirely finance the Contango Asset Acquisition instead of borrowings on our expanded line of credit. Therefore, basic and diluted weighted average shares outstanding would increase by 3,500,000 shares of common stock in both periods presented. The stock offering would change the pro forma earnings per share data for the year ended December 31, 2003 and nine months ended September 30, 2004 to the following:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
BASIC EARNINGS PER SHARE:
Income before cumulative effect of accounting change	$1.27	$1.07
Cumulative effect of accounting change	(0.03)	—

Net income	$1.24	$1.07

DILUTED EARNINGS PER SHARE:
Income before cumulative effect of accounting change	$1.25	$1.03
Cumulative effect of accounting change	(0.03)	—

Net income	$1.22	$1.03

        The unaudited condensed consolidated pro forma balance sheet reflects the following adjustments:

  1.
  Record borrowings on an expanded line of credit to finance the anticipated final adjusted purchase price for the Contango Assets of $40 million assuming the acquisition closes on December 31, 2004. This amount represents the original $50 million purchase price less certain closing adjustments, including for the estimated results of operations between July 1, 2004 and closing.

  2.
  Record Asset Retirement Costs in property and ARO liability, in accordance with SFAS No. 143, for wells acquired from Contango.

  3.
  Record an accrual and capitalization of $175,000 of transaction costs, primarily legal and auditing fees, relating to the purchase of the Contango assets.

MANAGEMENT

        The following table sets forth certain information with respect to our executive officers and members of the board of directors as of December 1, 2004.

Name	Age	Position
John W. Elias	64	Director, Chairman of Board, President & Chief Executive Officer
Michael G. Long	52	Senior Vice President, Chief Financial Officer & Treasurer
John O. Tugwell	41	Senior Vice President & Chief Operating Officer
Thurman Andress	71	Director
Vincent S. Andrews	63	Director
Joseph R. Musolino	67	Director
Stanley S. Raphael	69	Director
John Sfondrini	56	Director
Robert W. Shower	67	Director
David F. Work	59	Director

        John W. Elias has served as our Chief Executive Officer and Chairman of the Board since November 1998. From April 1993 to September 30, 1998, he served in various senior management positions, including Executive Vice President of Seagull Energy Corporation, a company engaged in oil and natural gas exploration, development and production and pipeline marketing. Prior to April 1993, Mr. Elias served in various positions for more than 30 years, including senior management positions with Amoco Corporation, a major integrated oil and gas company. Mr. Elias has more than 40 years of experience in the oil and natural gas exploration and production business.

        Michael G. Long has served as our Senior Vice President and Chief Financial Officer since December 1996 and as our Treasurer since October 2004. Mr. Long served as Vice President—Finance of W&T Offshore, Inc., an oil and natural gas exploration and production company, from July 1995 to December 1996. From May 1994 to July 1995, he served as Vice President of the Southwest Petroleum Division for Chase Manhattan Bank, N.A. Prior thereto, he served in various capacities with First National Bank of Chicago, most recently that of Vice President and Senior Corporate Banker of the Energy and Transportation Department, from March 1992 to May 1994.

        John O. Tugwell has served as our Chief Operating Officer since March 2004 and our Senior Vice President Production since December 2001 and prior to that served as our Vice President of Production since March 1997. He served as Senior Petroleum Engineer of our predecessor corporation since May 1995. From 1986 to May 1995, he held various reservoir/production engineering positions with Shell Oil Company, most recently that of Senior Reservoir Engineer. Mr. Tugwell is a registered Professional Engineer in the State of Texas.

        Thurman Andress has served as a director on our board since November 2002. For the past five years he has been the President of Andress Oil & Gas Company, a private company located in Houston, Texas, engaged in the business of oil and gas exploration and development. He also serves as the managing director-Houston of Breitburn Energy Company LLC, a private company headquartered in Los Angeles, California, engaged in oil and gas production with operations primarily in California. Mr. Andress has over 40 years experience in the oil and gas industry. He is the chairman of our compensation committee.

        Vincent S. Andrews has served as a director on our board since December 1996 and served as a director of our corporate predecessor from April 1991 until our initial public offering in March 1997. Mr. Andrews has been an active investor in our corporate predecessor since 1988. Mr. Andrews has, for more than five years, served as President of Vincent Andrews Management Corporation, a privately held management company primarily involved in personal financial management. Mr. Andrews is a member of our audit committee.

        Joseph R. Musolino has served as a director of our board since May 2002. He is the retired Vice Chairman, Texas, of Bank of America, N.A., and its corporate predecessors, a position he held from August 1988 to November 1999. From January 1997 to November 1999, he served as a director of Pool Energy Services Company, an oil field services company with operations worldwide, and until August 2000, was a director at Justin Industries, a manufacturing company with two primary subsidiaries—Justin Boot and Acme Bricks. He currently serves as an advisory director of First American Bank, SSB, a position he has held since March 2000. Mr. Musolino is a member of our audit and corporate governance/nominating (chairman) committees.

        Stanley S. Raphael has served as a director on our board since December 1996 and prior to that served as a director on the board of our corporate predecessor from April 1991 until our initial public offering in March 1997. For more than five years, Mr. Raphael has been primarily engaged as a management consultant and is presently the sole owner and director of Trade Consultants, Inc., a management consulting firm. He is also a director and the retired Chairman of American Polymers Inc., a polystyrene manufacturer and plastics distributor. Previously, he was active in trading crude oil, petroleum products, LPG, petrochemicals, and plastics worldwide. Mr. Raphael is a member of our corporate governance/nominating committee.

        John Sfondrini has served as a director on our board since December 1996 and prior to that he served as director on the board of our corporate predecessors from 1986, when he arranged for the capitalization of a predecessor partnership. For more than five years, he has been self-employed as a consultant that assists his clients in raising and investing private capital for growth-oriented companies in multiple industry segments, including oil and gas. Mr. Sfondrini is a member of our corporate governance/nominating committee.

        Robert W. Shower has served as a director on our board since March 1997. From December 1993 until his retirement in April 1996, Mr. Shower served as Executive Vice President and Chief Financial Officer of Seagull Energy Corporation, a company engaged in oil and gas exploration, development and production and pipeline marketing. From March 1992 to December 1993, he served as such company's Senior Vice President and Chief Financial Officer. Until May 2002, Mr. Shower served as a director of Lear Corporation and Nuevo Energy Company. Mr. Shower is a member of our compensation and audit (chairman) committees.

        David F. Work has served as a director on our board since November 2002. For more than five years prior to October 2000, he served in various management capacities with BP Amoco and BP, including North American Vice President of BP. Since his retirement from BP in 2000 and until October 2003, he served as the Chairman of Energy Virtual Partners, Inc., a private company engaged in the business of managing under-resourced oil and gas properties. Mr. Work is a member of our compensation and corporate governance/nominating committees.

Recent Developments

        John W. Elias, Edge's Chairman of the Board, President and Chief Executive Officer, underwent surgery on December 6, 2004 for the repair of a faulty heart valve. During Mr. Elias' medical leave, his duties are being handled by Edge's management team led by Senior Vice President and Chief Operating Officer, John O. Tugwell.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement as follows:

Name	Number of Shares
Johnson Rice & Company L.L.C.	1,925,000
Raymond James & Associates, Inc.	1,575,000

Total	3,500,000

        The underwriting agreement provides that the underwriters' obligations to purchase shares of the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the condition that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.47 per share. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted the underwriters an option, exercisable for 30 days from the date of this document, to purchase up to 525,000 additional shares at a price of $13.66 per share. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

	Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$14.45	$50,575,000	$58,161,250
Underwriting discount	$0.79	$2,765,000	$3,179,750
Proceeds, before expenses, to us	$13.66	$47,810,000	$54,981,500

        We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

        We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Johnson

Rice & Company L.L.C., directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any share of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or enter into any swap or any other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, except for the sale to the underwriters in this offering, the issuance by us of any securities or options to purchase common stock under our current employee benefit plans, the issuance by us of securities in exchange for or upon conversion of our outstanding securities described herein, the issuance of securities in connection with acquisitions and private placements by us, provided, however, that the recipients of such securities agree in writing to be bound by these restrictions with respect to such securities, certain transfers in the case of directors and executive officers in the form of bona fide gifts, intra family transfers and transfers related to estate planning matters, or in the case of directors and executive officers, existing bona fide pledges of securities or subsequent pledges if the pledgee of such security agrees in writing to be bound by the restrictions. Notwithstanding the foregoing, if (1) during the last 17 days of such 90-day restricted period we issue an earnings release or (2) prior to the expiration of such 90-day restricted period we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the foregoing restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release; provided however, that this sentence will not apply if, as of the expiration of the restricted period, the Company's shares of common stock are "actively traded securities," as defined in Regulation M.

        The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions.

LEGAL MATTERS

        Certain legal matters in connection with this offering will be passed upon for us by Baker Botts, L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Porter & Hedges, L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Edge Petroleum Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference herein and in the accompanying prospectus have been audited by BDO Seidman, LLP, an independent registered accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference and in the accompanying prospectus, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

        The consolidated balance sheet of Miller and its subsidiary as of December 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002 which are incorporated herein and in the accompanying prospectus by reference, have been audited by Plante & Moran, PLLC, independent auditors, as set forth in their report, and have been incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheet of Miller and its subsidiary as of December 31, 2001 and the related consolidated statements of operations, equity and cash flows for the year ending December 31, 2001, which are incorporated by reference herein and in the accompanying prospectus, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Arthur Andersen has not consented to the inclusion of their report herein or in the accompanying prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report herein or in the accompanying prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

        The statements of revenues and direct operating expenses of the oil and gas properties to be purchased from Contango Oil & Gas Company for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

        Certain information with respect to our oil and gas reserves derived from the reports of Ryder Scott Company, L.P., independent consulting petroleum engineers, has been included and incorporated by reference herein and in the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered in such report and in giving such report.

        Certain information with respect to the oil and gas reserves of the Contango properties derived from the reports of W.D. Von Gonten & Co., independent consulting petroleum engineers, has been included and incorporated by reference herein and in the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered in such report and in giving such report.

FORWARD-LOOKING INFORMATION

        This document and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning our possible or assumed future results of operations, including statements about the following subjects:

  •
  business strategy,

  •
  drilling plans (including scheduled and budget wells),

  •
  our 3-D project portfolio,

  •
  future general and administrative expenses on a per unit of production basis,

  •
  future growth and expansion,

  •
  future exploration,

  •
  future seismic data (including timing and results),

  •
  expansion of operation,

  •
  future capital expenditures (or funding thereof) and working capital,

  •
  sufficiency of future working capital,

  •
  borrowings and capital resources and liquidity,

  •
  expansion and improvement of capabilities,

  •
  future compensation programs,

  •
  new focus on core areas,

  •
  new prospects and drilling locations,

  •
  new alliances,

  •
  projected rates or return,

  •
  projected cash flows from operations,

  •
  future gas price environment,

  •
  expectation or timing of reaching payout,

  •
  outcome, effects or timing of any legal proceedings or contingencies,

  •
  the number, timing or results of any wells,

  •
  the plans for timing, interpretation and results of new or existing seismic surveys or seismic data,

  •
  future production or reserves,

  •
  future acquisition of leases, lease options or other land rights,

  •
  additional reserves and reserve increases,

  •
  enhancement of visualization and interpretation strengths,

  •
  benefits, effects or results of the merger with Miller Exploration Company,

  •
  benefits, effects or results of, or the timing, final purchase price or financing of, the Contango Asset Acquisition,

  •
  management's assessment of internal controls and our independent registered public accounting firm's attestation and report on management's assessment, and

  •
  any other statements regarding future operations, financial results, opportunities, growth business plans and strategy and other statements that are not historical facts.

        Forward-looking statements in this prospectus supplement and in the accompanying prospectus or in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are identifiable by use of the following words and other similar expressions, among others:

  •
  "anticipate,"
  •
  "believe,"
  •
  "budgeted,"
  •
  "could,"
  •
  "estimate,"
  •
  "expect,"
  •
  "forecast,"
  •
  "intend,"
  •
  "may,"
  •
  "might,"
  •
  "plan,"
  •
  "potential,"
  •
  "predict,"
  •
  "project,"
  •
  "should," and
  •
  "try."

        The following factors could affect the future results of our operations, and could cause those results to differ materially from those expressed in the forward-looking statements included in this document or incorporated by reference:

  •
  drilling plans (including scheduled and budget wells),

  •
  the number, timing or results of any wells,

  •
  volatility and declines in oil and natural gas prices,

  •
  changes in wells operated and in reserves,

  •
  future growth and expansion,

  •
  future exploration,

  •
  future seismic data (including timing and results),

  •
  ability to generate additional prospects,

  •
  integration of new technologies into operations,

  •
  future capital expenditures (or funding thereof) and working capital,

  •
  borrowings and capital resources and liquidity,

  •
  changes in strategy and business discipline,

  •
  future tax matters,

  •
  outcome, effects or timing of legal proceedings,

  •
  any loss of key personnel,

  •
  the plans for timing, interpretation and results of new or existing seismic surveys or seismic data,

  •
  geopolitical events affecting oil and natural gas prices,

  •
  the effect of litigation and contingencies,

  •
  actions by Contango,

  •
  whether the conditions to closing of the Contango Asset Acquisition are satisfied,

  •
  whether factors related to the contingent drilling program are satisfied, including drilling results, future leasing, and the availability of sufficient cash flow,

  •
  definitive decision by banks to increase borrowing base under our credit agreement,

  •
  whether we can timely assess our internal controls and our independent registered public accounting firm is able to timely test those controls, and

  •
  whether our independent registered public accounting firm is able to issue an unqualified report as to the effectiveness of our internal controls over financial reporting.

        The above factors are in addition to those factors discussed in (i) this prospectus supplement under "Risk Factors" on page S-11, (ii) the accompanying prospectus under "Risk Factors" on page 3 and (iii) the documents that we include in or incorporate by reference into this prospectus supplement and the accompanying prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our subsequent SEC filings. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at l-800-SEC-0330. The SEC also maintains an Internet site that contains information we have filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about us at the offices of The Nasdaq Stock Market which is located at 1735 K Street N.W., Washington, D.C. 20006.

        Our homepage on the Internet's World Wide Web is located at http://www.edgepet.com. Our annual reports on Form 10-K and our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus supplement or the accompanying prospectus and does not constitute a part of this prospectus supplement or the accompanying prospectus.

        We have filed a registration statement with the SEC to register the securities offered by this prospectus supplement. As permitted by SEC rules, this prospectus supplement and accompanying prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Internet site.

        The SEC allows us to "incorporate by reference" the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement or the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 and Item 7.01 on any Current Form 8-K) after the date of this prospectus supplement and prior to the termination of this offering. The documents we incorporate by reference are:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 24, 2004,

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended (i) March 31, 2004, as filed with the SEC on May 11, 2004, (ii) June 30, 2004, as filed with the SEC on August 13, 2004, and (iii) September 30, 2004, as filed with the SEC on November 12, 2004,

  •
  Our Current Report on Form 8-K/A, as filed with the SEC on February 17, 2004, and Current Reports on Form 8-K as filed with the SEC on May 5, 2004 (Item 5 filing only), June 30, 2004, October 7, 2004 (Item 1.01 filing only), December 7, 2004 and December 7, 2004, and

  •
  The description of our common stock contained in our Registration Statement on Form 8-A as originally filed with the SEC on February 14, 1997, and as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying the description of our common stock.

        At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing or telephoning us at:

Edge Petroleum Corporation.
1301 Travis, Suite 2000
Houston, Texas 77002
Attn: Investor Relations
(713) 654-8960

PROSPECTUS

EDGE PETROLEUM CORPORATION

$150,000,000

SENIOR DEBT SECURITIES
SUBORDINATED DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS

        We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Edge common stock is quoted on the Nasdaq National Market under the symbol "EPEX."

You should carefully consider each of the risk factors described under "Risk Factors" beginning on page 3 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2004.

About This Prospectus
About Edge Petroleum Corporation
Risk Factors
Where You Can Find More Information
Forward-Looking Information
Use of Proceeds
Ratio of Earnings to Fixed Charges
Description of the Debt Securities
Description of Capital Stock
Description of Warrants
Plan of Distribution
Legal Matters
Experts

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

ABOUT EDGE PETROLEUM CORPORATION

        Edge Petroleum Corporation is an independent oil and natural gas company engaged in the exploration, development, acquisition and production of crude oil and natural gas properties in the United States. At year-end 2003, our net proved reserves were 63.9 Bcfe, comprised of 46.8 billion cubic feet of natural gas, 1.5 million barrels of oil and 1.4 million barrels of plant products. Natural gas and natural gas liquids accounted for approximately 86% of those proved reserves. About 78% of total proved reserves were developed as of year-end and they were all located onshore, in the United States. Our principal executive offices are located at 1301 Travis, Suite 2000, Houston, Texas 77002, and our telephone number at that location is (713) 654-8960.

RISK FACTORS

        The following should be considered carefully with the information provided elsewhere in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference in reaching a decision regarding an investment in the securities.

Oil and gas drilling is a speculative activity and involves numerous risks and substantial and uncertain costs which could adversely affect us.

        Our growth will be materially dependent upon the success of our future drilling program. Drilling for oil and gas involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors beyond our control, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs or crews and the delivery of equipment. Our future drilling activities may not be successful and, if unsuccessful, such failure will have an adverse effect on our future results of operations and financial condition. Our overall drilling success rate or our drilling success rate for activity within a particular geographic area may decline. We may ultimately not be able to lease or drill identified or budgeted prospects within our expected time frame, or at all. We may not be able to lease or drill a particular prospect because, in some cases, we identify a prospect or drilling location before seeking an option or lease rights in the prospect or location. Similarly, our drilling schedule may vary from our capital budget. The final determination with respect to the drilling of any scheduled or budgeted wells will be dependent on a number of factors, including

  •
  the results of exploration efforts and the acquisition, review and analysis of the seismic data;

  •
  the availability of sufficient capital resources to us and the other participants for the drilling of the prospects;

  •
  the approval of the prospects by other participants after additional data has been compiled;

  •
  economic and industry conditions at the time of drilling, including prevailing and anticipated prices for oil and natural gas and the availability of drilling rigs and crews;

  •
  our financial resources and results; and

  •
  the availability of leases and permits on reasonable terms for the prospects.

        These projects may not be successfully developed and the wells, if drilled, may not encounter reservoirs of commercially productive oil or natural gas.

Oil and natural gas prices are highly volatile in general and low prices negatively affect our financial results.

        Our revenue, profitability, cash flow, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent upon prevailing prices of oil and natural gas. Our reserves are predominantly natural gas, therefore changes in natural gas prices may have a particularly large impact on our financial results. Lower oil and natural gas prices also may reduce the amount of oil and natural gas that we can produce economically. Historically, the markets for oil and natural gas have been volatile, and such markets are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. Declines in oil and natural gas prices may materially adversely affect our financial condition, liquidity, and ability to finance planned capital expenditures and results of operations.

        We have in the past and may in the future be required to write down the carrying value of our oil and natural gas properties when oil and natural gas prices are depressed or unusually volatile. Whether we will be required to take such a charge will depend on the prices for oil and natural gas at the end of any quarter and the effect of reserve additions or revisions and capital expenditures during such quarter. If a write down is required, it would result in a charge to earnings and would not impact cash flow from operating activities.

We have hedged and may continue to hedge a portion of our production, which may result in our making cash payments or prevent us from receiving the full benefit of increases in prices for oil and gas.

        In order to reduce our exposure to short-term fluctuations in the price of oil and natural gas, we periodically enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil and natural gas prices. Such hedging arrangements may expose us to risk of financial loss in certain circumstances, including instances where production is less than expected, our customers fail to purchase contracted quantities of oil or natural gas or a sudden, unexpected event materially impacts oil or natural gas prices. In addition, our hedging arrangements may limit the benefit to us of increases in the price of oil and natural gas.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

        In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline. Our future oil and natural gas production is, therefore, highly dependent upon our level of success in finding or acquiring additional reserves. In addition, we are dependent on finding partners for our exploratory activity. To the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

We are subject to substantial operating risks that may adversely affect the results of our operations.

        The oil and natural gas business involves certain operating hazards such as well blowouts, mechanical failures, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. We could suffer substantial losses as a result of any of these events. We are not fully insured against all risks incident to our business.

        We are not the operator of some of our wells. As a result, our operating risks for those wells and our ability to influence the operations for these wells are less subject to our control. Operators of these wells may act in ways that are not in our best interests.

We cannot control the activities on properties we do not operate and are unable to ensure their proper operation and profitability.

        We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator's breach of the applicable agreements or an operator's failure to act in ways that are in our best interest could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including the operator's

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  timing and amount of capital expenditures;

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  expertise and financial resources;

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  inclusion of other participants in drilling wells; and

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  use of technology.

The loss of key personnel could adversely affect us.

        We depend to a large extent on the services of certain key management personnel, including our executive officers and other key employees, the loss of any of which could have a material adverse effect on our operations. We do not maintain key-man life insurance with respect to any of our employees. We believe that our success is also dependent upon our ability to continue to employ and retain skilled technical personnel.

Our operations have significant capital requirements which, if not met, will hinder operations.

        We have experienced and expect to continue to experience substantial working capital needs due to our active exploration, development and acquisition programs. Additional financing may be required in the future to fund our growth. We may not be able to obtain such additional financing and financing under existing or new credit facilities may not be available in the future. In the event such capital resources are not available to us, our drilling and other activities may be curtailed.

Government regulation and liability for environmental matters may adversely affect our business and results of operations.

        Oil and natural gas operations are subject to various federal, state and local government regulations, which may be changed from time to time. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. There are federal, state and local laws and regulations primarily relating to protection of human health and the environment applicable to the development, production, handling, storage, transportation and disposal of oil and natural gas, by-products thereof and other substances and materials produced or used in connection with oil and natural gas operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. As a result, we may incur substantial liabilities to third parties or governmental entities. We are also subject to changing and extensive tax laws, the effects of which cannot be predicted. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on us.

We may have difficulty managing any future growth and the related demands on our resources and may have difficulty in achieving future growth.

        We have experienced growth in the past through the expansion of our drilling program and, more recently, acquisitions. This expansion was curtailed in 1998 and 1999, but resumed in 2000 and increased in subsequent years. Further expansion is anticipated in 2004 and 2005 both through increased drilling efforts and possible acquisitions. Any future growth may place a significant strain on our financial, technical, operational and administrative resources. Our ability to grow will depend upon a number of factors, including our ability to identify and acquire new exploratory prospects, our ability to develop existing prospects, our ability to continue to retain and attract skilled personnel, the results of our drilling program and acquisition efforts, hydrocarbon prices and access to capital. We may not be successful in achieving or managing growth and any such failure could have a material adverse effect on us.

We face strong competition from larger oil and natural gas companies.

        Our competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals and drilling and income programs. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than us. We may not be able to successfully conduct our operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. Specifically, these larger competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry.

The oil and natural gas reserve data included in or incorporated by reference in this document are estimates based on assumptions that may be inaccurate and existing economic and operating conditions that may differ from future economic and operating conditions.

        Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner and is based upon assumptions that may vary considerably from actual results. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material. The information regarding discounted future net cash flows included or incorporated by reference herein should not be considered as the current market value of the estimated oil and natural gas reserves attributable to our properties. As required by the Commission, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, increases or decreases in consumption, and changes in governmental regulations or taxation. In addition, the 10% discount factor, which is required by Financial Accounting Standards Board in Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Natural Gas Producing Activities" to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our credit facility has substantial operating restrictions and financial covenants and we may have difficulty obtaining additional credit which could adversely affect operations.

        Over the past few years, increases in commodity prices, in proved reserve amounts and the resultant increase in estimated discounted future net revenue, has allowed us to increase our available borrowing amounts. In the future, commodity prices may decline, we may increase our borrowings or our borrowing base may be adjusted downward. Our credit facility is secured by a pledge of substantially all of our assets and has covenants that limit additional borrowings, sales of assets and the distributions of cash or properties and that prohibit the payment of dividends and the incurrence of liens. The revolving credit facility also requires that specified financial ratios be maintained. The restrictions of our credit facility and the difficulty in obtaining additional debt financing may have adverse consequences on our operations and financial results, including our ability to obtain financing for working capital, capital expenditures, our drilling program, purchases of new technology or other purposes. In addition, such financing may be on terms unfavorable to us and we may be required to use a substantial portion of our cash flow to make debt service payments, which will reduce the funds that would otherwise be available for operations and future business opportunities. Further, a substantial decrease in our operating cash flow or an increase in our expenses could make it difficult for us to meet debt service requirements and require us to modify operations and we may become more vulnerable to downturns in our business or the economy generally.

        Our ability to obtain and service indebtedness will depend on our future performance, including our ability to manage cash flow and working capital, which are in turn subject to a variety of factors beyond our control. Our business may not generate cash flow at or above anticipated levels or we may not be able to borrow funds in amounts sufficient to enable us to service indebtedness, make anticipated capital expenditures or finance our drilling program. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to curtail portions of our drilling program, sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We may not be able to refinance our debt or obtain additional financing, particularly in view of current industry conditions, the restrictions on our ability to incur debt under our existing debt arrangements, and the fact that substantially all of our assets are currently pledged to secure obligations under our bank credit facility.

We may not have enough insurance to cover all of the risks we face.

        In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cast of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

Our acquisition program may be unsuccessful, particularly in light of our limited acquisition experience.

        Because we have not typically purchased properties, we may not be in as good a position as our more experienced competitors to execute a successful acquisition program. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments, even when performed by experienced personnel, are necessarily inexact and their accuracy inherently uncertain. Our review of subject properties will not reveal all existing or potential problems, deficiencies and capabilities. We may not always perform inspections on every well, and may not be able to observe structural and environmental problems even when we undertake an inspection. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. Any acquisition of property interests by us may not be successful and, if unsuccessful, such failure may have an adverse effect on our future results of operations and financial condition.

Our reliance on third parties for gathering and distributing could curtail future exploration and production activities.

        The marketability of our production depends upon the proximity of our reserves to, and the capacity of, facilities and third party services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or lack of capacity of such services and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. A shut-in or delay or discontinuance could adversely affect our financial condition. In addition, federal and state regulation of oil and natural gas production and transportation affect our ability to produce and market our oil and natural gas on a profitable basis.

Miller Exploration Company's former use of Arthur Andersen LLP as its independent public accountants may limit your ability to seek potential recoveries from them related to their work.

        Arthur Andersen LLP, independent public accountants, audited the consolidated balance sheet of Miller Exploration Company ("Miller") and its subsidiary as of December 31, 2001, and the related consolidated statements of operations, equity and cash flows for the year ending December 31, 2001, which are incorporated by reference herein. On June 15, 2002, Arthur Andersen was convicted on a federal obstruction of justice charge. On June 27, 2002, Miller dismissed Arthur Andersen and engaged Plante & Moran, PLLC. Arthur Andersen has ceased operations. As a result, any recovery you may have from Arthur Andersen related to the claims that you may assert related to the financial statements audited by Arthur Andersen, misstatements or omissions, if any, in this prospectus and any related prospectus supplement, will be limited by the financial circumstances of Arthur Andersen.

WHERE YOU CAN FIND MORE INFORMATION

        Edge files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at l-800-SEC-0330. The SEC also maintains an Internet site that contains information Edge has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Edge at the offices of The Nasdaq Stock Market which is located at 1735 K Street N.W., Washington, D.C. 20006.

        Our homepage on the Internet's World Wide Web is located at http://www.edgepet.com. Our annual reports on Form 10-K and our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

        This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Internet site.

        The SEC allows us to "incorporate by reference" the information Edge has filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Edge files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings Edge makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding information pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of this prospectus and until all the offered securities are sold. The documents we incorporate by reference are:

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  Our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 24, 2004,

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  Our Quarterly Reports on Form 10-Q for the quarters ended (i) March 31, 2004, as filed with the SEC on May 11, 2004, (ii) June 30, 2004, as filed with the SEC on August 13, 2004, and (iii) September 30, 2004, as filed with the SEC on November 12, 2004,

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  Our Current Report on Form 8-K/A, as filed with the SEC on February 17, 2004, and Current Reports on Form 8-K as filed with the SEC on May 5, 2004 (Item 5 filing only), June 30, 2004, October 7, 2004 (Item 1.01 filing only), December 7, 2004 and December 7, 2004, and

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  The description of our common stock contained in our Registration Statement on Form 8-A as originally filed with the SEC on February 14, 1997, and as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying the description of our common stock.

        You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning the Secretary of Edge, at our principal executive offices located at 1301 Travis, Suite 2000, Houston, Texas 77002; telephone number (713) 654-8960.

        You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

        This document and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results of operations of Edge, including statements about the following subjects:

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  business strategy

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  drilling plans (including scheduled and budgeted wells),

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  our 3-D project portfolio,

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  future general and administrative expenses on a per unit of production basis,

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  future growth and expansion,

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  future exploration,

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  future seismic data (including timing and results),

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  expansion of operation,

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  future capital expenditures (or funding thereof) and working capital,

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  sufficiency of future working capital,

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  borrowings and capital resources and liquidity,

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  projected rates of return,

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  projected cash flows from operations,

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  future gas price environment,

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  expectation or timing of reaching payout,

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  outcome, effects or timing of any legal proceedings or contingencies,

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  the number, timing or results of any wells,

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  the plans for timing, interpretation and results of new or existing seismic surveys or seismic data,

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  future production or reserves,

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  future acquisition of leases, lease options or other land rights,

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  additional reserves and reserve increases,

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  enhancement of visualization and interpretation strengths,

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  expansion and improvement of capabilities,

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  future compensation programs,

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  new focus on core areas,

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  new prospects and drilling locations,

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  new alliances,

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  benefits, effects or results of the merger with Miller Exploration Company,

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  the consummation, benefits, effects or results of, or the timing, final purchase price or financing of, our pending acquisition of oil and natural gas properties located in south Texas from Contango Oil & Gas Company ("Contango"),

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  management's assessment of internal controls and our independent registered public accounting firm's attestation and report on management's assessment, and

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  any other statements regarding future operations, financial results, opportunities, growth, business plans and strategy and other statements that are not historical facts.

        Forward-looking statements in this prospectus or in the documents incorporated by reference in this prospectus are identifiable by use of the following words and other similar expressions, among others:

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  "anticipate,"

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  "believe,"

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  "budgeted,"

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  "could,"

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  "estimate,"

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  "expect,"

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  "forecast,"

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  "intend,"

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  "may,"

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  "might,"

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  "plan,"

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  "potential,"

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  "predict,"

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  "project,"

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  "should," and

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  "try."

        The following factors could affect the future results of our operations, and could cause those results to differ materially from those expressed in the forward-looking statements included in this document or incorporated by reference:

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  drilling plans (including scheduled and budgeted wells);

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  the number, timing or results of any wells;

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  volatility and declines in oil and natural gas prices;

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  changes in wells operated and in reserves;

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  future growth and expansion;

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  future exploration;

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  future seismic data (including timing and results);

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  ability to generate additional prospects;

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  integration of new technologies into operations;

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  future capital expenditures (or funding thereof) and working capital;

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  borrowings and capital resources and liquidity;

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  changes in strategy and business discipline;

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  future tax matters;

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  outcome, effects or timing of legal proceedings;

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  any loss of key personnel;

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  the plans for timing, interpretation and results of new or existing seismic surveys or seismic data;

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  geopolitical events effecting oil and natural gas prices;

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  the effect of litigation and contingencies;

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  actions by Contango, with whom we have entered into an agreement to acquire oil and natural gas assets;

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  whether the conditions to closing of the Contango Asset Acquisition are satisfied;

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  definitive decision by banks to increase borrowing base under our credit agreement;

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  whether we can timely assess our internal controls and our independent registered public accounting firm is able to timely test those controls; and

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  whether our independent registered public accounting firm is able to issue an unqualified report as to the effectiveness of our internal controls over financial reporting.

        The above factors are in addition to those factors discussed in this prospectus under "Risk Factors" and in the documents that we include in or incorporate by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our subsequent SEC filings. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

        Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents the historical ratio of earnings to fixed charges of Edge for the nine months ended September 30, 2004 and for each of the years in the five-year period ended December 31, 2003. Edge had no preferred stock outstanding for any period presented, and accordingly its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.

	Nine Months Ended September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	18.5x	7.8x	1.6x	18.5x	10.0x	N/M(a)

(a)
The ratio indicates less than one-to-one coverage because earnings were inadequate to cover fixed charges for the period. The amount of the deficiency was $4.2 million for fixed charges.

        For purposes of this table, "earnings" consist of income before income taxes, extraordinary items and cumulative effect of accounting changes, plus fixed charges (excluding capitalized interest, but including amortization of amounts previously capitalized). "Fixed charges" consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, and an estimate of the interest within rental expense.

DESCRIPTION OF THE DEBT SECURITIES

        The debt securities of Edge covered by this prospectus will be Edge's general unsecured obligations. Edge will issue senior debt securities on a senior unsecured basis under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a senior indenture. Edge will issue subordinated debt securities under one or more separate indentures between us and a trustee that we will name in the prospectus supplement. We refer to any such indenture as a subordinated indenture. We refer to the senior indentures and the subordinated indentures collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination. The senior debt securities will constitute senior debt and will rank equally with all of Edge's unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, the senior debt of Edge (as defined with respect to the series of subordinated debt securities) and may rank equally with or senior or junior to Edge's other subordinated debt that may be outstanding from time to time.

        We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the form of senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

        In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Edge mean Edge Petroleum Corporation only.

Provisions Applicable to Each Indenture

        General.    The indentures do not limit the amount of debt securities that may be issued under that indenture, and do not limit the amount of other unsecured debt or securities that Edge may issue. Edge may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. The indentures also give us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series.

        Edge conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of Edge. Contractual provisions or laws, as well as the subsidiaries' financial condition and operating requirements, may limit the ability of Edge to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of the subsidiaries of Edge on their assets and earnings.

        The indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event Edge participates in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require Edge to repurchase their securities in the event of a decline in Edge's credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

        Terms.    The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

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  whether the debt securities will be senior or subordinated debt securities;

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  the title of the debt securities;

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  the total principal amount of the debt securities;

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  whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

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  the date or dates on which the principal of and any premium on the debt securities will be payable;

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  any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

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  any right to extend or defer the interest payment periods and the duration of the extension;

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  whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

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  the place or places where payments on the debt securities will be payable;

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  any provisions for optional redemption or early repayment;

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  any sinking fund or other provisions that would require the redemption, purchase or repayment of debt securities;

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  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples thereof;

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  whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

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  the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

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  any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

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  any changes or additions to the events of default or covenants described in this prospectus;

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  any restrictions or other provisions relating to the transfer or exchange of debt securities;

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  any terms for the conversion or exchange of the debt securities for other securities of Edge or any other entity;

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  with respect to any subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

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  any other terms of the debt securities not prohibited by the applicable indenture.

        Edge may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If Edge sells these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

        If Edge sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

        Consolidation, Merger and Sale of Assets.    The indentures generally permit a consolidation or merger between Edge and another entity. They also permit Edge to sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets. Edge has agreed, however, that it will not consolidate with or merge into any entity or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any entity unless:

  •
  immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction; and

  •
  if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of its covenants and obligations under the indenture and the debt securities.

        Upon any such consolidation or merger in which Edge is not the continuing entity or any such asset sale, lease, conveyance, transfer or disposition involving Edge, the resulting entity or transferee will be substituted for Edge under the applicable indenture and debt securities. In the case of an asset sale, conveyance, transfer or disposition other than a lease, Edge will be released from the applicable indenture.

        Events of Default.    Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

  •
  failure to pay interest when due on that series of debt securities for 30 days;

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  failure to pay principal of or any premium on that series of debt securities when due;

  •
  failure to make any sinking fund payment when required for that series for 30 days;

  •
  failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of one or more other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

  •
  specified events involving bankruptcy, insolvency or reorganization of Edge; and

  •
  any other event of default provided for that series of debt securities.

        A default under one series of debt securities will not necessarily be a default under another series. The indentures provide that the trustee generally must mail notice of a default or event of default of which it has actual knowledge to the registered holders of the applicable debt securities within 90 days of occurrence. However, the trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

        If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. If any other event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the event of default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

        A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

  •
  the holder gives the trustee written notice of a continuing event of default for that series;

  •
  the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

  •
  the holders offer to the trustee indemnity satisfactory to the trustee;

  •
  the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

  •
  during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

        This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

        In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

  •
  with respect to debt securities of a series, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising as a result of specified events of default; or

  •
  with respect to all debt securities issued under the applicable indenture that are affected, conducting any proceeding for any remedy available to the trustee and exercising any trust or power conferred on the trustee relating to or arising other than as a result of such specified events of default.

        The trustee, however, may refuse to follow any such direction that conflicts with law or the indentures, is unduly prejudicial to the rights of other holders of the debt securities, or would involve the trustee in personal liability. In addition, prior to acting at the direction of holders, the trustee will be entitled to be indemnified by those holders against any loss and expenses caused thereby.

        The indentures require Edge to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.

        Modification and Waiver.    Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security issued under the indenture and affected, however, no modification to that indenture may:

  •
  reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the rate of or change the time for payment of interest on the debt security;

  •
  reduce the principal of the debt security or change its stated maturity;

  •
  reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

  •
  change any obligation to pay additional amounts on the debt security;

  •
  make payments on the debt security payable in currency other than as originally stated in the debt security;

  •
  impair the holder's right to institute suit for the enforcement of any payment on the debt security;

  •
  make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

  •
  with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or

  •
  waive a continuing default or event of default regarding any payment on the debt securities.

        Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

  •
  to cure any ambiguity, omission, defect or inconsistency;

  •
  to provide for the assumption of the obligations under the indenture of Edge by a successor upon any merger or consolidation or asset sale, lease, conveyance, transfer or other disposition of all or substantially all of our assets, in each case as permitted under the indenture;

  •
  to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

  •
  to provide any security for, any guarantees of or any additional obligors on any series of debt securities;

  •
  to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

  •
  to add covenants that would benefit the holders of any debt securities or to surrender any rights Edge has under the indenture;

  •
  to add events of default with respect to any debt securities;

  •
  to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

  •
  to supplement the provisions of an indenture to permit or facilitate defeasance or discharge of securities that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

        The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

        Defeasance.    When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at Edge's option, either of the following will occur:

  •
  Edge will be discharged from its obligations with respect to the debt securities of that series ("legal defeasance"); or

  •
  Edge will no longer have any obligation to comply with the consolidation, merger and sale of assets covenant and other specified covenants relating to the debt securities of that series, and the related events of default will no longer apply ("covenant defeasance").

        If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Edge to pay principal, premium and interest on the debt securities will also survive.

        Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

        Governing Law.    New York law will govern the indentures and the debt securities.

        Trustee.    If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person's own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

        Each indenture contains limitations on the right of the trustee, if it becomes a creditor of Edge to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Edge. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

        Form, Exchange, Registration and Transfer.    The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

        Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Edge designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

        The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents Edge initially designates, Edge may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Edge is required to maintain an office or agency for transfers and exchanges in each place of payment. Edge may at any time designate additional transfer agents for any series of debt securities.

        In the case of any redemption, Edge will not be required to register the transfer or exchange of:

  •
  any debt security during a period beginning 15 business days prior to the mailing of any notice of redemption or mandatory offer to repurchase and ending on the close of business on the day of mailing of such notice; or

  •
  any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

        Payment and Paying Agent.    Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At Edge's option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments will be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

        Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. Edge may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the due date to the date of that payment on the next succeeding business date. For these purposes, unless we inform you otherwise in a prospectus supplement, a "business day" is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

        Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

        Notices.    Any notice required by the indentures to be provided to holders of the debt securities will be given by mail to the registered holders at the addresses as they appear in the security register.

        Replacement of Debt Securities.    Edge will replace any debt securities that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debt securities or evidence of the loss, theft or destruction satisfactory to Edge and the trustee. In the case of a lost, stolen or destroyed debt security, indemnity satisfactory to the trustee and Edge may be required at the expense of the holder of the debt securities before a replacement debt security will be issued.

        Book-Entry Debt Securities.    The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Subordinated Debt Securities

        Subordination.    Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt, as described below. Unless we inform you otherwise in the prospectus supplement, Edge may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

        The subordination does not affect Edge's obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

        The subordinated indenture does not limit the amount of Senior Debt that Edge may incur. As a result of the subordination of the subordinated debt securities, if Edge becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

        Unless we inform you otherwise in a prospectus supplement, "Senior Debt" will mean all debt, including guarantees, of Edge, unless the debt states that it is not senior to the subordinated debt securities or other junior debt of Edge. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under a subordinated indenture.

DESCRIPTION OF CAPITAL STOCK

        The following description of Edge's common stock, preferred stock, certificate of incorporation and bylaws is a summary only and is subject to the complete text of Edge's certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement. You should read those documents for provisions that may be important to you.

        Edge Petroleum Corporation is authorized to issue 25 million shares of common stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share. As of December 1, 2004, there were 13,031,401 shares of Edge common stock outstanding and no shares of Edge preferred stock outstanding.

Common Stock

        The holders of the common stock have ordinary voting rights for the election of directors and for other corporate matters. Each share is entitled to one vote. Holders of common stock do not have cumulative voting rights. As a result, the holders of a majority of the shares voting for the election of directors can elect all the directors of Edge if they choose to do so. The holders of the common stock have no preemptive, conversion or redemptive rights, and are not entitled to the benefits of any sinking fund. The common stock is not assessable. The holders of common stock are entitled to the dividends that may be declared from time to time by Edge's board of directors out of funds legally available for dividends.

        Edge Petroleum Corporation common stock is quoted on the Nasdaq National Market under the symbol "EPEX." The transfer agent for the common stock is Computershare Trust Company, Inc.

Preferred Stock

        Edge's board of directors has the authority, without stockholder approval, to issue up to five million shares of preferred stock in one or more series, and to determine the number of shares, powers, designations, preferences, voting powers, dividend rights, liquidation preferences or conversion or exchange rights, redemption provisions, sinking fund provisions and other terms of any such series.

        The prospectus supplement relating to any series of preferred stock Edge is offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

  •
  the title of the preferred stock;

  •
  the maximum number of shares of the series;

  •
  the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

  •
  any liquidation preference;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

  •
  any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

  •
  any voting rights; and

  •
  any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used by an incumbent board of directors to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction. Alternatively, such an issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. The issuance of preferred stock could adversely affect the voting power of the common stockholders. It could also affect the likelihood that holders of the common stock will receive dividend payments and payments upon liquidation. Although the board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of the stockholders, the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or the rules of any market on which Edge securities are traded.

Provisions of Delaware Law and Edge's Charter and Bylaws

  Limitation of Liability of Directors

        Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Edge's certificate of incorporation limits the liability of its directors to Edge or its stockholders to the fullest extent permitted by Delaware law. Specifically, Edge's directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to Edge or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the "DGCL"); or

  •
  for any transaction from which the director derived an improper personal benefit.

        This provision in the certificate of incorporation limiting the liability of directors may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Edge and its stockholders. Edge's bylaws provide indemnification to its officers and directors, and Edge has entered into agreements with each of its directors providing for indemnification.

  No Stockholder Action by Written Consent; Special Meetings of Stockholders; Advance Notice Provisions

        Edge's certificate of incorporation provides that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Edge's bylaws provide that special meetings of the stockholders can be called only by the chairman of the board, the president or a majority of the board of directors. Edge's bylaws also require written notice to be delivered to the Secretary of Edge by a stockholder:

  •
  in the event of business to be brought by a stockholder before an annual meeting, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and

  •
  in the event of nominations of persons for election to the board of directors by any stockholder,

  •
  with respect to an election to be held at the annual meeting of stockholders, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and

  •
  with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

        Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in Edge's bylaws. Edge's bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to the board of directors of Edge. These procedures may limit the ability of stockholders to nominate candidates for director and bring other business before a stockholder's meeting, including the consideration of any transaction that could result in a change of control and that might result in a premium to Edge's stockholders.

  Staggered Board of Directors; Number and Removal of Directors

        Edge's certificate of incorporation provides that the board of directors consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders' meeting following the date the acquiror obtains the controlling interest.

        Edge's certificate of incorporation provides that the number of directors will be no greater than 12 and no less than three. The certificate of incorporation further provides that directors may be removed only for cause, and then only by the affirmative vote of the holders of at least a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of the certificate of incorporation authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees. Edge's bylaws also provide that the board of directors will include at least a majority of directors who are not employees. In addition, the bylaws provide that Edge's compensation committee consist solely of members who are not employees and the audit committee include at least a majority of members who are not employees.

  Delaware Anti-Takeover Law

        Section 203 of the DGCL applies to Edge. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for three years following the date that person became an interested stockholder unless one of the following applies:

  •
  before such person became an interested stockholder, the board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  •
  upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  •
  following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

        The restrictions also do not apply to certain business combinations if both of the following conditions are satisfied:

  •
  the business combination is proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who either:

  •
  had not been an interested stockholder during the previous three years; or

  •
  became an interested stockholder with the approval of a majority of the corporation's directors; and

  •
  the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three year period.

DESCRIPTION OF WARRANTS

        Edge may issue warrants to purchase any combination of debt securities, common stock, preferred stock, rights or other securities of Edge or any other entity. Edge may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. Edge will issue warrants under one or more warrant agreements between it and a warrant agent that we will name in the prospectus supplement.

        The prospectus supplement relating to any warrants Edge is offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

  •
  the title of the warrants;

  •
  the aggregate number of warrants offered;

  •
  the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

  •
  if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time; and

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

PLAN OF DISTRIBUTION

        We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

  •
  the terms of the offering;

  •
  the names of any underwriters or agents;

  •
  the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

  •
  the net proceeds to us from the sale of the securities;

  •
  any delayed delivery arrangements;

  •
  any underwriting discounts, commissions and other items constituting underwriters' compensation;

  •
  the initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any commissions paid to agents.

Sale Through Underwriters or Dealers

        If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

        During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

        If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

        We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

        We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

        If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

        We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

        The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

LEGAL MATTERS

        The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements of Edge Petroleum Corporation as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference herein have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

        The consolidated balance sheet of Miller and its subsidiary as of December 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2002 which are incorporated herein by reference, have been audited by Plante & Moran, PLLC, independent auditors, as set forth in their report, and have been incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheet of Miller and its subsidiary as of December 31, 2001 and the related consolidated statements of operations, equity and cash flows for the year ending December 31, 2001, which are incorporated by reference herein, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Arthur Andersen has not consented to the inclusion of their report herein, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the inclusion of their report herein, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

        The statements of revenues and direct operating expenses of the oil and gas properties to be purchased from Contango Oil & Gas Company for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

        Certain information with respect to our oil and gas reserves derived from the reports of Ryder Scott Company, L.P., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered in such report and in giving such report.

        Certain information with respect to the oil and gas reserves of the Contango properties derived from the reports of W.D. Von Gonten & Co., independent consulting petroleum engineers, has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered in such report and in giving such report.

3,500,000 Shares

Edge Petroleum Corporation

Common Stock

PROSPECTUS SUPPLEMENT

Joint Lead Managers

Johnson Rice & Company L.L.C. Book Runner	Raymond James

December 16, 2004